EXHIBIT 21.1

SmartFinancial, Inc.

List of Subsidiaries

Name of Subsidiary	State of Incorporation

SmartBank	Tennessee
Smart Investments Management, Inc.	Tennessee
SMBK Holding, Inc.	Nevada
SMBK Properties, Inc.	Tennessee
Smartholdings I, LLC	Tennessee
SBK Insurance, Inc.	Tennessee
Fountain Equipment Finance, LLC	Tennessee